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Nwicode a service for quickly creating mobile apps for IOS and Android #NoCode

PITCH VIDEO INVESTOR PANEL


CREATE
MOBILE
APPS ON
ANY TOPIC
NO PROGRAMMING, NO CODE

nwicode.com New York NY

Hardware Technology Software Saas Mobile

OVERVIEW UPDATES 10 WHAT PEOPLE SAY 26 ASK A QUESTION 4

Highlights

1. We made not just a mobile app builder, we made it work with AI and augmented reality
2. Even the CEO of GitHub agrees that the future is for development without code.
3. Businesses need new and affordable technologies, Nwicode makes this available.
4. Integration with the best IT giants: AWS Amazon, Shopify, Stripe, Facebook, Wordpress
5. In 2021, mobile device sales are projected to make up 75% of all e-Commerce sales.
6. Gartner predicts that code-free app development will account for 65% of the market in 2024.
7. Nwicode became a strategic partner of Creative Cloud Adobe in 2021

Our Team



Ruslan Bugaev Founder and CEO



The Nwicode idea came about because small businesses deserve to get new technologies at an affordable price to compete with the big giants. Our mission is to create the simplest and most convenient service for businesses and their end users.

Until 2014, we developed web sites, then moved on to developing native applications. We developed several applications for large customers, the cost and timing were very high not every company could afford it. So the idea was born to make a single platform, so that anyone could create a mobile application regardless of its budget.



Semion Matyash Founder/CTO

My passion for robotics and programming has turned my hobby into a job through which I have helped hundreds of companies automate their businesses.



Alesya Sizova CCO - chief business officer

My charm and ability to listen to people is my main tool in negotiating with partners and colleagues.

SEE MORE

App creator for business without writing code Easiest and most effective platform that will enable businesses to use service as an online growth strategy

Problem

In 2021, a digital product without a mobile app will lose a significant portion of its audience. Approximately the same story happened at the turn of the century: at the beginning of the noughties, the absence of a site in a serious organization was considered a bad idea, and then the task was greatly simplified by site designers (later - landing pages). Now the ball is ruled by mobile applications, and many are trying to make them with the help of various designers.

Large IT companies and retailers, such as Amazon, Tik Tok, Ali Baba, etc., can easily afford the use of AI, which makes them more successful in providing their services to the end customer.

But for small and medium-sized businesses, this is not always affordable and the lag in development in front of competitors can reach from 3 to 5 years.

Today, many companies have started to order their own mobile applications, spending from 5-10 thousand dollars on them and waiting from 3 to 6 months.

What if they could launch it in a couple of days and spend no more than $ 100?

Solution

So, we developed the Nwicode platform, which not only helps small businesses save tens of thousands of dollars, but also increases the growth and value of the company itself, making their customers more loyal.

Nwicode Democratizes Mobile App Development

*Today, the skill of **coding prevents billions of people** from bringing their ideas to life. We believe this needs to change. We believe **anyone should be able to create an app** regardless of their technical expertise.*

*Because a world where only 0.3% of people can solve problems is **a world missing 99.7% of its potential.***

We don’t believe the no code space should replace coders. Instead, we believe it should free up developers to tackle even more complicated problems and push technology to new heights!

1. Helping businesses save hundreds of thousands of dollars by developing and supporting a mobile app. Launch time from 2 to 5 days.
2. Increases brand reputation, company growth and customer loyalty by more than 45%
3. Continuous support and updates of the platform. Provides a new sales channel and full automation of the process using AI in the mobile app


Product
Introduce your company's product or service as the ultimate solution to these problems.
Unique home page app layout builder
Revolutionary technology to design your app, as simple as putting together jigsaw puzzles.
App Creator Nwicode


Designed to create one application
Using many ready-made modules - no code, no skills and skills, just choosing the right one.
#No-Code
Even a child can handle it! Programming skills are not required, just take care of your business, the rest will do for you Nwicode.
App Creator Nwicode


Demo Nwicode
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Market


Add your market segments below
29.2M
Prospects
Enterprise Applicati 68% ($300B)
E-Commerce 24% ($70B)
Booking services 5% ($22.5B)
Information services 2% ($5B)
Training Services 1% ($2.4B)
Market size: $399.9B

With over 1.7 billion websites in total worldwide, websites have grown to become more accessible, faster and more advanced. Web design and development are accessible to brands and businesses around the world.

Building your own website has become simpler thanks to hosted drag-and-drop services. You no longer need a degree in web design or any coding knowledge whatsoever to build a stunning, SEO-optimised website.

The mobile app market is just starting to grow...

Times have changed. If previously having a website was all a business needed to succeed, now everything is changing again.

In a market that is increasingly focused on mobile devices, businesses are no longer looking for how to create a website, but instead are looking for the advantages of an app over a website.

Well, all it takes is a walk outside. How many people have a mobile phone in their hands? Even when you are relaxing at home, our mobile phones are always at hand. Thanks to smart technologies, we use them to exchange messages, update social networks, and even make purchases online.

This paved the way for a market focused on mobile devices, and we saw that apps not only provide a higher conversion rate than websites, but are also an important part of building a brand for businesses.

With over 2.8 million apps on Google Play and 1.96 million on the Apple App Store, apps are the rising star of the digital universe.

218 billion apps were downloaded in 2020 and according to Statista, app revenue is forecast to grow from $581 billion in 2020 to a whopping $935 billion in 2023.

Mobile apps are also now becoming easier to build, Nwicode can provide custom-made apps within just 2 weeks!

Modern web browsing is mobile-first. We prioritise smartphone browsing over desktop browsing and apps play a pivotal role here.

Competition


Competitive Advantages
There are many app designers on the market, but they are all monotonous and have a lot of limitations for the end user.
There are no additional settings for advanced users. Closed source. There is no integration with existing websites.
Weak Analytics and marketing system for promotion.
App Creator Nwicode

Competitors


Direct Competitors
ADALO
APPY PIE
BiznessAPPS
iBuild App
Indirect Competitors

1. Adalo - We closed the Series A on May 4, 2021 for $ 8 million and according to the Crunchbase portal, the total amount of funding was $ 9.8 million

Adalo is an app-building software like Bubble that offers an uncomplicated platform to design and host your applications. With Adalo, you can create apps that support building websites and applications that include workflow actions, and integrations.

***Cons:** failures to search the database, slowness, several problems of users who could not access, there is no treatment with and without www, practically nonexistent support, when exporting the database the file links do not go together, impossibility to mark a single form field as mandatory ...*

2. Appy Pie

Appy Pie is a fantastic app-development tool that allows you to build apps in less than 10 minutes on your Android or iOS device as well as on your desktop. It provides a multitude of features such as
Drag and drop updates and app analytics for helping you create apps easily.

3. Bizness Apps

is making mobile apps affordable and simple for small businesses. We're a do-it-yourself iPhone, iPad, Android & HTML5 app platform that allows any small business to simultaneously create, edit, and manage mobile apps and mobile websites online without any programming knowledge needed.

There are many application developers on the market, but they are all monotonous and have many limitations for the end user. There are no additional settings for advanced users. Private code. There is no integration with existing websites.Weak analytics and marketing promotion system.

Nwicode eliminates all these problems by providing all the tools in one window!



Advantage 1
Open source code for developers, which allows you to create any complex projects
Advantage 3
We were the first among our competitors to implement artificial intelligence, making it affordable for small and medium businesses
Advantage 2
The ability to create applications in the Nwicode cloud or install the platform on your own server
Advantage 4
Out-of-the-box integration with the most popular CMS platforms: Shopify, Woocommerce, Wordpress, OpenCart, etc.
Competitive Advantages



Competitor Approach
Approach 1
We are the only service that offers completely open source code, thanks to which you can expand the functionality without waiting for developers from Nwicode
Approach 2
The service is aimed at zero coders and programmers, all those who provide services on the Internet
Approach 3
Our main focus in achieving this goal is to partner with a society that likes to work with tools without code

- *Open source for creating new features.*
- *Out-of-the-box integration with the most popular CMS platforms: Shopify, Woocommerce, Wordpress, OpenCart, etc.*
- *We were the first among our competitors to implement artificial intelligence, making it affordable for small and medium businesses*
- *All management in one panel: store, service booking, analytics, CRM, wallet, etc.*



Business or Revenue Model
We provide our customers with 2 options for using our service:
Mobile app development in the cloud:
Monthly subscriptions from $ 15 to $ 50 per month
Boxed versions:
1 year license with an average check of $ 450


Key indicators:
Cost of living (LTV) - 300$
Cost of customer acquisition (CAC) - 7$
How we earn money

Projected Prot & Loss


Net profit in 2021
$400K
$300K
$200K
$100K
$0
Jan '21
Feb '21
Mar '21
Apr '21
May '21
June '21
July '21
Aug '21
Sept '21
Oct '21
Nov '21
Dec '21
Net profit by year
$40M
$30M
$20M
$10M
$0
2021
2022
2023

Projected Profit & Loss	2021	2022	2023
Revenue	**$1,054,366**	**$8,723,514**	**$22.7M**
Cloud service plan 1	$635,578	$4,802,654	$12.1M
Customers at start		7,616	22,293
Churn rate	3%	3%	3%
Signups	8,150	20,000	45,000
Recurring Charge	$25	$25	$25
Cloud service plan 2	$37,290	$500,284	$1,202,749
Customers at start		874	3,835
Churn rate	10%	10%	10%
Signups	1,035	6,000	12,000
Recurring Charge	$15	$15	$15
Cloud service plan 3	$74,763	$858,576	$2,542,877
Customers at start		576	1,971
Churn rate	7%	7%	7%
Signups	640	2,500	7,000
Recurring Charge	$50	$50	$50

Disclaimer: This slide contains forward-looking projections that cannot be guaranteed


USE OF FUNDS
New hires
20%
Sales & marketing
40%
Amortization
10%
Founder salaries
5%
Technology/product development
25%
APP CREATOR NWICODE


The Team
Semion Matyash
Founder/CTO
Ruslan Bugaev
Founder and CEO
Alesya Sizova
CCO - chief business officer


The Team
Lyudmila Romanova
Sales Manager
Yaroslav Ponomarenko
Partner Relations Manager
Gagik Mneyan
Programmer


The Team
Alexander Govorkov
CSA - chief software architect
Brandon Lee
Chief Technology Officer
Diana Sizova
CPC - chief professional consultant


+1 305 791 5577
partner@nwicode.com
www.nwicode.com
Contact Us

Downloads

Pitch Deck Nwicode 06.2021.pdf